Ecopetrol Collaborates with Colombian and U.S. Authorities in the PetroTiger Case

In response to recent national and international press reports about the PetroTiger case, Ecopetrol (BVC: ECOPETROL; NYSE: EC; TSX: ECP) states that:

1.	The facts currently under investigation in Colombia by the country's attorney general's office originated in the complaint jointly filed in January 2014 by Ecopetrol and the Transparency Secretariat of the Presidency of the Republic against a group of individuals involved in irregular payments related to a contract signed in 2010 between PetroTiger Services de Colombia Ltda. and our associate Mansarovar Energy Colombia Limited, operator of the Nare oil field. The complaint was filed following the unsealing of charges against two former PetroTiger employees announced on January 6, 2014 by the U.S. Department of Justice.
2.	The complaint requested an investigation of a former PetroTiger employee, Mauricio Vesga; a former Ecopetrol employee, David Orlando Duran Florez, who stopped working for the company in April 2011 and did not hold any upper-level positions; Mr. Florez’s wife, Hohanna Navarro Carvajal; and other individuals who may have been involved.
3.	Through the investigation in Colombia, Ecopetrol has been established as the victim in this matter, and therefore seeks to clarify the facts and wants the appropriate actions taken and those responsible convicted. It is a priority for the company that the authorities make their decisions as soon as possible.
4.	Ecopetrol desires and demands that the matter be carried out to its conclusion. The company, accordingly, has acted in a decisive, active and efficient manner in the proceedings in the United States and Colombia, as recognized by the Colombian attorney general's office.
5.	It is the company's firm policy to improve its internal control system on a daily basis and prevent, detect and punish any act contrary to our policies of transparency and zero tolerance of corruption.

Bogotá D.C., February 10, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co